Exhibit A:

Mr. Bansal also directly owns 40,662 shares of Class B Common Stock, which includes 38,305 shares previously owned indirectly through a qualified annuity trust which were transferred to Mr. Bansal on November 16, 2006 and are now owned directly.

Mr. Bansal also indirectly owns 280,000 shares of Class B Common Stock, which shares are owned directly by Shangri-La LLC, of which Mr. Bansal is the sole member.

Shares of Class B Common Stock are convertible immediately upon receipt into shares of Class A Common Stock on a 1-for-1 basis and have no expiration date.